Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross closes Term Loan to fund increase in Kupol ownership

Toronto, Ontario – December 22, 2011 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today that its previously disclosed US$200 million non-recourse loan from a group of international financial institutions to finance the increase in Kinross’ ownership of the Kupol mine to 100% has been funded. The non-recourse loan carries a term of five years, with annual interest of LIBOR plus 2.5%. Lead arrangers and lenders are Export Development Canada, BNP Paribas, HSBC Bank PLC, ING Bank N.V. and Société Générale.

On April 4, 2011, Kinross increased its ownership from 75% in Chukotka Mining and Geological Company (CMGC), which holds both the Kupol mine and mining licence and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com